Exhibit 99.1

FIRST SAVINGS FINANCIAL GROUP, INC. REPORTS FINANCIAL RESULTS FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2025

Jeffersonville, Indiana — October 29, 2025. First Savings Financial Group, Inc. (NASDAQ: FSFG - news) (the "Company"), the holding company for First Savings Bank (the "Bank"), today reported net income of $23.2 million, or $3.32 per diluted share, for the year ended September 30, 2025, compared to net income of $13.6 million, or $1.98 per diluted share, for the year ended September 30, 2024. Excluding expenses related to the announced and pending merger with First Merchants Corporation, the Company reported net income of $23.8 million (non-GAAP measure)(1) and net income per diluted share of $3.41. (non-GAAP measure)(1) for the year ended September 30, 2025. Excluding all nonrecurring items, the Company reported net income of $22.7 million (non-GAAP measure)(1) and net income per diluted share of $3.25 (non-GAAP measure)(1) for the year ended September 30, 2025 compared to $11.7 million (non-GAAP measure)(1), or $1.70 per diluted share (non-GAAP measure)(1) for the year ended September 30, 2024.

Commenting on the Company’s performance, Larry W. Myers, President and CEO, stated “We are pleased with the strong performance for the 2025 fiscal year and continually improving trends.  Earnings per share, diluted, increased significantly from $1.98 for 2024 to $3.32 for 2025.  Annualized return on average assets, return on average equity, and net interest margin (tax equivalent basis) improved 39 basis points, 450 basis points, and 26 basis points, respectively, when compared to the prior fiscal year.  The efficiency, nonperforming loans, and nonperforming assets ratios decreased 723 basis points, 8 basis points, and 5 basis points, respectively, from September 2024.  Additionally, customer deposits increased $118.2 million since September 2024 and the SBA Lending segment posted its third consecutive profitable quarter, which included a solid level of loans originations and sales.  On September 25, 2025, we announced our agreement to merge with First Merchants Corporation.  We are proud of what we’ve accomplished throughout our history and the 17 years since our public listing on Nasdaq Capital Markets.  We will continue to execute and enhance shareholder value as we prepare for the planned 2026 integration and believe that the First Savings franchise will be a meaningful contributor to the future success of First Merchants.”

(1) Non-GAAP net income and net income per diluted share exclude certain nonrecurring items. A reconciliation to GAAP and discussion of the use of non-GAAP measures is included in the table at the end of this release.

Results of Operations for the Fiscal Years Ended September 30, 2025 and 2024

Net interest income increased $7.2 million, or 12.5%, to $65.3 million for the year ended September 30, 2025 as compared to the same period in 2024. The tax equivalent net interest margin for the year ended September 30, 2025 was 2.94% as compared to 2.68% for the same period in 2024. The increase in net interest income was due to a $5.5 million increase in interest income and a $1.7 million decrease in interest expense. A table of average balance sheets, including average asset yields and average liability costs, is included at the end of this release.

The Company recognized a provision for unfunded lending commitments of $452,000 for the year ended September 30, 2025 and a reversal of provision for credit losses for loans and securities of $118,000 and $9,000, respectively, compared to provision for credit losses for loans and securities of $3.5 million and $21,000, respectively, and a reversal of provision for unfunded lending commitments of $421,000 for the same period in 2024. Provisions for the year ended September 30, 2025 were lower due to lower loan balances and a decrease in qualitative reserves. The Company recognized net charge-offs totaling $887,000 for the year ended September 30, 2025, of which $454,000 was related to unguaranteed portions of SBA loans, compared to net charge-offs of $527,000 in 2024, of which $104,000 was related to unguaranteed portions of SBA loans. Nonperforming loans, which consist of nonaccrual loans and loans over 90 days past due and still accruing interest, decreased $2.3 million from $16.9 million at September 30, 2024 to $14.6 million at September 30, 2025.

Noninterest income increased $6.3 million for the year ended September 30, 2025 as compared to the same period in 2024. The increase was due primarily to a $4.0 million net gain on sales of home equity lines of credit (“HELOC”) in 2025 with no corresponding amount for 2024, a $1.2 million increase in net gain on sale of SBA loans, and increases in ATM and interchange fees and service charges on deposits of $374,000 and $277,000, respectively.

Noninterest expense increased $4.1 million for the year ended September 30, 2025 as compared to the same period in 2024. The increase was due primarily to increases in compensation and benefits and other operating expenses of $2.9 million and $1.2 million, respectively. The increase in compensation and benefits is primarily due to routine salary increases and increases in incentive and bonus compensation in 2025 related to stronger Company performance. The increase in other operating expenses was due primarily to a $395,000 accrued contingent liability associated with employee benefits recognized in the 2025 period with no corresponding amount in 2024 and a $721,000 reversal of accrued loss contingencies for SBA-guaranteed loans in the 2024 period with no corresponding amount for 2025.

The Company recognized income tax expense of $3.7 million for the year ended September 30, 2025 compared to $1.0 million for the same period in 2024. The increase is due primarily to higher taxable income in the 2025 period. The effective tax rate for 2025 was 13.8% compared to 7.0%. The effective tax rate is below the statutory tax rate primarily due to the recognition of investment tax credits related to solar projects in both the 2025 and 2024 periods.

Results of Operations for the Three Months Ended September 30, 2025 and 2024

The Company reported net income of $5.3 million, or $0.75 per diluted share, for the three months ended September 30, 2025, compared to net income of $3.7 million, or $0.53 per diluted share, for the three months ended September 30, 2024. Excluding expenses related to the announced and pending merger with First Merchants Corporation, the Company reported net income of $5.9 million (non-GAAP measure)(1) and net income per diluted share of $0.84. (non-GAAP measure)(1) for the three months ended September 30, 2025. Excluding all nonrecurring items, the Company reported net income of $5.8 million (non-GAAP measure)(1) and net income per diluted share of $0.82 (non-GAAP measure)(1) for the three months ended September 30, 2025 compared to $3.7 million (non-GAAP measure)(1), or $0.53 per diluted share (non-GAAP measure)(1) for the three months ended September 30, 2024.

Net interest income increased $2.1 million, or 13.6%, to $17.1 million for the three months ended September 30, 2025 as compared to the same period in 2024. The tax equivalent net interest margin for the three months ended September 30, 2025 was 3.07% as compared to 2.72% for the same period in 2024. The increase in net interest income was due to an increase of $67,000 in interest income and a decrease of $2.0 million in interest expense. A table of average balance sheets, including average asset yields and average liability costs, is included at the end of this release.

The Company recognized a provision for credit losses for loans and unfunded lending commitments of $383,000 and $206,000, respectively, and a reversal of provision for credit losses on securities of $1,000 for the three months ended September 30, 2025, compared to a provision for credit losses for loans of $1.8 million and a reversal of provision for unfunded lending commitments and securities of $262,000 and $86,000, respectively, for the same period in 2024. The Company recognized net charge-offs totaling $616,000 during the three months ended September 30, 2025, of which $402,000 was related to unguaranteed portions of SBA loans. During the three months ended September 30, 2024, the Company recognized net charge-offs of $304,000, of which $120,000 was related to unguaranteed portions of SBA loans.

Noninterest income increased $1.8 million for the three months ended September 30, 2025 as compared to the same period in 2024. The increase was due primarily to increases in net gain on sales of HELOC and net gain on sales of SBA loans of $929,000 and $853,000, respectively. There was no gain on sales of HELOC in the 2024 period as sales of this product commenced in fiscal 2025.

Noninterest expense increased $2.0 million for the three months ended September 30, 2025 as compared to the same period in 2024. The increase in compensation and benefits is primarily due to routine salary increases and increases in incentive and bonus compensation in 2025 related to stronger Company performance.

The Company recognized income tax expense of $1.3 million for the three months ended September 30, 2025 compared to $145,000 for the same period in 2024. The increase is due primarily to higher taxable income in 2025 as compared to 2024. The effective tax rate for 2025 was 19.8% compared to 3.8% for 2024. The effective tax rate is below the statutory tax rate primarily due to the recognition of investment tax credits related to solar projects in both the 2025 and 2024 periods.

Comparison of Financial Condition at September 30, 2025 and September 30, 2024

Total assets decreased $50.8 million, from $2.45 billion at September 30, 2024 to $2.40 billion at September 30, 2025. Net loans held for investment decreased $77.0 million during the year ended September 30, 2025, due primarily to an $87.2 million sale of HELOC during the year ended September 30, 2025 that were previously classified as held for investment at September 30, 2024. Total loans held for sale increased $25.7 million due primarily to an increase in HELOC loans held for sale of $36.1 million, partially offset by a decrease in SBA loans held for sale of $10.9 million.

Total liabilities decreased $67.2 million due primarily to a decrease in total deposits and subordinated debt and other borrowings of $171.0 and $19.8 million, respectively, partially offset by an increase in FHLB borrowings of $133.4 million. The decrease in total deposits was due to a decrease in brokered deposits of $289.2 million, which was due primarily to proceeds from the aforementioned HELOC sale and greater utilization of FHLB borrowings, partially offset by an increase in customer deposits of $118.2 million. The decrease in subordinated debt and other borrowings is due to the redemption of $20.0 million of subordinated notes during the quarter ended June 30, 2025. As of September 30, 2025, deposits exceeding the FDIC insurance limit of $250,000 per insured account were 41.9% of total deposits and 25.6% of total deposits when excluding public funds insured by the Indiana Public Deposit Insurance Fund.

Total stockholders’ equity increased $16.4 million, from $177.1 million at September 30, 2024 to $193.5 million at September 30, 2025, due primarily to a $18.8 million increase in retained net income, partially offset by a $3.9 million increase in accumulated other comprehensive loss. The increase in accumulated other comprehensive loss was due primarily to increasing long-term market interest rates during the year ended September 30, 2025, which resulted in a decrease in the fair value of securities available for sale. At September 30, 2025 and September 30, 2024, the Bank was considered “well-capitalized” under applicable regulatory capital guidelines.

First Savings Bank is an entrepreneurial community bank headquartered in Jeffersonville, Indiana, which is directly across the Ohio River from Louisville, Kentucky, and operates fifteen depository branches within Southern Indiana. The Bank also has two national lending programs, including single-tenant net lease commercial real estate and SBA lending, with offices located predominately in the Midwest. The Bank is a recognized leader, both in its local communities and nationally for its lending programs. The employees of First Savings Bank strive daily to achieve the organization’s vision, We Expect To Be The BEST community BANK, which fuels our success. The Company’s common shares trade on The NASDAQ Stock Market under the symbol “FSFG.”

This release may contain forward-looking statements within the meaning of the federal securities laws. These statements are not historical facts; rather, they are statements based on the Company's current expectations regarding its business strategies and their intended results and its future performance. Forward-looking statements are preceded by terms such as "expects," "believes," "anticipates," "intends" and similar expressions.

Forward-looking statements are not guarantees of future performance. Numerous risks and uncertainties could cause or contribute to the Company's actual results, performance and achievements to be materially different from those expressed or implied by the forward-looking statements. Factors that may cause or contribute to these differences include, without limitation, changes in general economic conditions; changes in market interest rates; changes in monetary and fiscal policies of the federal government; legislative and regulatory changes; and other factors disclosed in the Company's periodic filings with the Securities and Exchange Commission.

Because of the risks and uncertainties inherent in forward-looking statements, readers are cautioned not to place undue reliance on them, whether included in this release or made elsewhere from time to time by the Company or on its behalf. Except as may be required by applicable law or regulation, the Company assumes no obligation to update any forward-looking statements.

Contact:

Tony A. Schoen, CPA

Chief Financial Officer

812-283-0724

FIRST SAVINGS FINANCIAL GROUP, INC.

CONSOLIDATED FINANCIAL HIGHLIGHTS

(Unaudited)

	Three Months Ended		Years Ended
OPERATING DATA:	September 30,		September 30,
(In thousands, except share and per share data)	2025	2024	2025	2024
Total interest income	$32,290	$32,223	$127,527	$121,988
Total interest expense	15,160	17,146	62,219	63,926

Net interest income	17,130	15,077	65,308	58,062

Provision (credit) for credit losses - loans	383	1,808	(118)	3,492
Provision (credit) for unfunded lending commitments	206	(262)	452	(421)
Provision (credit) for credit losses - securities	(1)	(86)	(9)	21

Total provision for credit losses	588	1,460	325	3,092

Net interest income after provision for credit losses	16,542	13,617	64,983	54,970

Total noninterest income	4,659	2,842	18,842	12,530
Total noninterest expense	14,628	12,642	56,962	52,890

Income before income taxes	6,573	3,817	26,863	14,610
Income tax expense	1,302	145	3,702	1,018

Net income	$5,271	$3,672	$23,161	$13,592

Net income per share, basic	$0.77	$0.54	$3.37	$1.99
Weighted average shares outstanding, basic	6,881,658	6,833,376	6,871,242	6,830,466

Net income per share, diluted	$0.75	$0.53	$3.32	$1.98
Weighted average shares outstanding, diluted	6,998,118	6,877,518	6,976,901	6,856,520

Performance ratios (annualized)
Return on average assets	0.88%	0.61%	0.96%	0.58%
Return on average equity	11.28%	8.52%	12.80%	8.31%
Return on average common stockholders' equity	11.28%	8.52%	12.80%	8.31%
Net interest margin (tax equivalent basis)	3.07%	2.72%	2.94%	2.68%
Efficiency ratio	67.13%	70.55%	67.69%	74.92%

FINANCIAL CONDITION DATA:	September 30,	June 30,	QTD Increase	September 30,	FYTD Increase
(In thousands, except per share data)	2025	2025	(Decrease)	2024	(Decrease)
Total assets	$2,399,532	$2,416,675	$(17,143)	$2,450,368	$(50,836)
Cash and cash equivalents	31,851	52,123	(20,272)	52,142	(20,291)
Investment securities	252,620	244,284	8,336	249,719	2,901
Loans held for sale	51,454	19,178	32,276	25,716	25,738
Gross loans	1,907,107	1,916,343	(9,236)	1,985,146	(78,039)
Allowance for credit losses	20,289	20,522	(233)	21,294	(1,005)
Interest earning assets	2,232,497	2,260,099	(27,602)	2,277,512	(45,015)
Goodwill	9,848	9,848	-	9,848	-
Core deposit intangibles	234	275	(41)	398	(164)
Noninterest-bearing deposits	187,564	202,649	(15,085)	191,528	(3,964)
Interest-bearing deposits (customer)	1,302,378	1,253,525	48,853	1,180,196	122,182
Interest-bearing deposits (brokered)	219,940	280,020	(60,080)	509,157	(289,217)
Federal Home Loan Bank borrowings	435,000	434,924	76	301,640	133,360
Subordinated debt and other borrowings	28,762	28,722	40	48,603	(19,841)
Total liabilities	2,206,053	2,232,853	(26,800)	2,273,253	(67,200)
Accumulated other comprehensive loss	(15,087)	(20,061)	4,974	(11,195)	(3,892)
Total stockholders' equity	193,479	183,822	9,657	177,115	16,364

Book value per share	$27.73	$26.35	1.38	$25.72	2.01
Tangible book value per share (non-GAAP) (1)	26.28	24.90	1.39	24.23	2.05

Non-performing assets:
Nonaccrual loans - SBA guaranteed	$2,699	$2,713	$(14)	$5,036	$(2,337)
Nonaccrual loans	11,926	12,502	(576)	11,906	20
Total nonaccrual loans	$14,625	$15,215	$(590)	$16,942	$(2,317)
Accruing loans past due 90 days	-	-	-	-	-
Total non-performing loans	14,625	15,215	(590)	16,942	(2,317)
Foreclosed real estate	1,093	1,113	(20)	444	649
Total non-performing assets	$15,718	$16,328	$(610)	$17,386	$(1,668)

Asset quality ratios:
Allowance for credit losses as a percent of total gross loans	1.06%	1.07%	(0.01%)	1.07%	(0.01%)
Allowance for credit losses as a percent of nonperforming loans	138.73%	134.88%	3.85%	125.69%	13.04%
Nonperforming loans as a percent of total gross loans	0.77%	0.79%	(0.03%)	0.85%	(0.08%)
Nonperforming assets as a percent of total assets	0.66%	0.68%	(0.02%)	0.71%	(0.05%)

(1) See reconciliation of GAAP and non-GAAP financial measures for additional information relating to calculation of this item.

RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL MEASURES (UNAUDITED):

The following non-GAAP financial measures used by the Company provide information useful to investors in understanding the Company's performance.  The Company believes the financial measures presented below are important because of their widespread use by investors as a means to evaluate capital adequacy and earnings.  The following table summarizes the non-GAAP financial measures derived from amounts reported in the Company's consolidated financial statements and reconciles those non-GAAP financial measures with the comparable GAAP financial measures.

	Three Months Ended		Fiscal Year Ended
Net Income	September 30,		September 30,
(In thousands)	2025	2024	2025	2024
Net income attributable to the Company (non-GAAP)	$5,771	$3,660	$22,680	$11,674
Plus: Insured recovery of legal fees previously recognized, net of tax	157	-	157	-
Plus: Gain on life insurance	-	-	255	-
Plus: Gain on lease termination, net of tax effect	-	-	378	-
Plus: Gain on sale of equity securities, net of tax effect	-	-	313	-
Plus: Gain (loss) on premises and equipment, net of tax effect	-	3	35	87
Plus: Record Visa Class C shares, net of tax effect	-	15	-	342
Plus: Decrease in loss contingency for SBA-guaranteed loans, net of tax effect	-	-	-	492
Plus: Reversal of contingent liability, net of tax effect	-	-	-	212
Plus: Adjustment to MSR valuation allowance, net of tax effect	-	-	-	583
Plus: Adjustment to previous data processing contract termination accrual, net of tax effect	-	-	-	117
Plus: Distribution from equity investment, net of tax effect	-	-	-	85
Less: Merger related professional fees, net of tax effect	(657)	-	(657)	-
Net income attributable to the Company (GAAP)	$5,271	$3,672	$23,161	$13,592

Net Income per Share, Diluted

Net income per share attributable to the Company, diluted (non-GAAP)	$0.82	$0.53	$3.25	$1.70
Plus: Insured recovery of legal fees previously recognized, net of tax	0.02	-	0.02	-
Plus: Gain on life insurance	-	-	0.04	-
Plus: Gain on lease termination, net of tax effect	-	-	0.05	-
Plus: Gain on sale of equity securities, net of tax effect	-	-	0.04	-
Plus: Gain (loss) on premises and equipment, net of tax effect	-	-	0.01	0.01
Plus: Record Visa Class C shares, net of tax effect	-	-	-	0.05
Plus: Decrease in loss contingency for SBA-guaranteed loans, net of tax effect	-	-	-	0.07
Plus: Reversal of contingent liability, net of tax effect	-	-	-	0.03
Plus: Adjustment to MSR valuation allowance, net of tax effect	-	-	-	0.09
Plus: Adjustment to previous data processing contract termination accrual, net of tax effect	-	-	-	0.02
Plus: Distribution from equity investment, net of tax effect	-	-	-	0.01
Less: Merger related professional fees, net of tax effect	(0.09)	-	(0.09)	-
Net income per share, diluted (GAAP)	$0.75	$0.53	$3.32	$1.98

Core Bank Segment Net Income
(In thousands)
Net income attributable to the Core Bank (non-GAAP)	$5,689	$4,081	$21,920	$15,941
Plus: Insured recovery of legal fees previously recognized, net of tax	157	-	157	-
Plus: Gain on life insurance	-	-	255	-
Plus: Gain on lease termination, net of tax effect	-	-	378	-
Plus: Gain on sale of equity securities, net of tax effect	-	-	313	-
Plus: Gain (loss) on premises and equipment, net of tax effect	-	3	35	87
Plus: Record Visa Class C shares, net of tax effect	-	15	-	342
Plus: Reversal of contingent liability, net of tax effect	-	-	-	212
Plus: Adjustment to MSR valuation allowance, net of tax effect	-	-	-	583
Plus: Adjustment to previous data processing contract termination accrual, net of tax effect	-	-	-	117
Plus: Distribution from equity investment, net of tax effect	-	-	-	85
Less: Merger related professional fees, net of tax effect	(657)	-	(657)	-
Net income attributable to the Core Bank (GAAP)	$5,189	$4,093	$22,401	$17,367

Core Bank Segment Net Income per Share, Diluted

Core Bank net income per share, diluted (non-GAAP)	$0.82	$0.60	$3.14	$2.33
Plus: Insured recovery of legal fees previously recognized, net of tax	0.02	-	0.02	-
Plus: Gain on life insurance	-	-	0.04	-
Plus: Gain on lease termination, net of tax effect	-	-	0.05	-
Plus: Gain on sale of equity securities, net of tax effect	-	-	0.04	-
Plus: Gain (loss) on premises and equipment, net of tax effect	-	-	0.01	0.01
Plus: Record Visa Class C shares, net of tax effect	-	-	-	0.05
Plus: Reversal of contingent liability, net of tax effect	-	-	-	0.03
Plus: Adjustment to MSR valuation allowance, net of tax effect	-	-	-	0.09
Plus: Adjustment to previous data processing contract termination accrual, net of tax effect	-	-	-	0.02
Plus: Distribution from equity investment, net of tax effect	-	-	-	0.01
Less: Merger related professional fees, net of tax effect	(0.09)	-	(0.09)	-
Core Bank net income per share, diluted (GAAP)	$0.75	$0.60	$3.21	$2.54

RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL MEASURES (UNAUDITED) (CONTINUED):	Three Months Ended		Fiscal Year Ended
Efficiency Ratio	September 30,		September 30,
(In thousands)	2025	2024	2025	2024
Net interest income (GAAP)	$17,130	$15,077	$65,308	$58,062

Noninterest income (GAAP)	4,659	2,842	18,842	12,530

Noninterest expense (GAAP)	14,628	12,642	56,962	52,890

Efficiency ratio (GAAP)	67.13%	70.55%	67.69%	74.92%

Noninterest income (GAAP)	$4,659	$2,842	$18,842	$12,530
Less: Gain on life insurance	-	-	(255)	-
Less: Gain on lease termination	-	-	(487)	-
Less: Gain on sale of equity securities	-	-	(403)	-
Less: (Gain) loss on premises and equipment	-	4	(45)	(116)
Less: Record Visa Class C shares	-	(20)	-	(456)
Less: Adjustment to MSR valuation allowance	-	-	-	(777)
Less: Distribution from equity investment	-	-	-	(113)
Noninterest income (Non-GAAP)	4,659	2,826	17,652	11,068

Noninterest expense (GAAP)	$14,628	$12,642	$56,962	$52,890
Plus: Insured recovery of legal fees previously recognized	203	-	203	-
Plus: Decrease in loss contingency for SBA-guaranteed loans	-	-	-	656
Plus: Reversal of contingent liability	-	-	-	283
Plus: Adjustment to previous data processing contract termination accrual	-	-	-	156
Less: Merger related professional fees	(707)	-	(707)	-
Noninterest expense (Non-GAAP)	$14,124	$12,642	$56,458	$53,985

Efficiency ratio (excluding nonrecurring items) (non-GAAP)	64.82%	70.61%	68.05%	78.09%

			QTD		FYTD
Tangible Book Value Per Share	September 30,	June 30,	Increase	September 30,	Increase
(In thousands, except share and per share data)	2025	2025	(Decrease)	2024	(Decrease)
Stockholders' equity (GAAP)	$193,479	$183,822	$9,657	$177,115	$16,364
Less:goodwill and core deposit intangibles	(10,082)	(10,123)	41	(10,246)	164
Tangible stockholders' equity (non-GAAP)	$183,397	$173,699	$9,698	$166,869	$16,528

Outstanding common shares	6,977,308	6,976,558	$750	6,887,106	$90,202

Tangible book value per share (non-GAAP)	$26.28	$24.90	$1.39	$24.23	$2.05

Book value per share (GAAP)	$27.73	$26.35	$1.38	$25.72	$2.01

SUMMARIZED FINANCIAL INFORMATION (UNAUDITED):	As of
Summarized Consolidated Balance Sheets	September 30,	June 30,	March 31,	December 31,	September 30,
(In thousands, except per share data)	2025	2025	2025	2024	2024
Total cash and cash equivalents	$31,851	$52,123	$28,683	$76,224	$52,142
Total investment securities	252,620	244,284	244,084	242,634	249,719
Total loans held for sale	51,454	19,178	61,239	24,441	25,716
Total loans, net of allowance for credit losses	1,886,818	1,895,821	1,880,176	1,884,514	1,963,852
Loan servicing rights	3,085	2,869	2,744	2,661	2,754
Total assets	2,399,532	2,416,675	2,376,230	2,388,735	2,450,368

Customer deposits	$1,489,942	$1,456,174	$1,392,411	$1,395,766	$1,371,724
Brokered deposits	219,940	280,020	396,770	437,008	509,157
Total deposits	1,709,882	1,736,194	1,789,181	1,832,774	1,880,881
Federal Home Loan Bank borrowings	435,000	434,924	325,310	295,000	301,640

Common stock and additional paid-in capital	$30,452	$30,090	$28,650	$28,382	$27,725
Retained earnings - substantially restricted	192,114	187,969	182,918	178,526	173,337
Accumulated other comprehensive loss	(15,087)	(20,061)	(19,385)	(17,789)	(11,195)
Unearned stock compensation	(1,829)	(2,005)	(862)	(973)	(901)
Less treasury stock, at cost	(12,171)	(12,171)	(12,132)	(12,119)	(11,851)
Total stockholders' equity	193,479	183,822	179,189	176,027	177,115

Outstanding common shares	6,977,308	6,976,558	6,919,136	6,909,173	6,887,106

	Three Months Ended
Summarized Consolidated Statements of Income	September 30,	June 30,	March 31,	December 31,	September 30,
(In thousands, except per share data)	2025	2025	2025	2024	2024
Total interest income	$32,290	$31,965	$30,823	$32,449	$32,223
Total interest expense	15,160	15,240	14,832	16,987	17,146
Net interest income	17,130	16,725	15,991	15,462	15,077
Provision (credit) for credit losses - loans	383	347	(357)	(491)	1,808
Provision (credit) for unfunded lending commitments	206	77	123	46	(262)
Provision (credit) for credit losses - securities	(1)	(1)	(1)	(6)	(86)
Total provision (credit) for credit losses	588	423	(235)	(451)	1,460

Net interest income after provision (credit) for credit losses	16,542	16,302	16,226	15,913	13,617

Total noninterest income	4,659	4,520	3,560	6,103	2,842
Total noninterest expense	14,628	13,693	13,698	14,943	12,642
Income before income taxes	6,573	7,129	6,088	7,073	3,817
Income tax expense	1,302	963	589	848	145
Net income	$5,271	$6,166	$5,499	$6,225	$3,672

Net income per share, basic	$0.77	$0.90	$0.80	$0.91	$0.54
Weighted average shares outstanding, basic	6,881,658	6,881,077	6,875,826	6,851,153	6,832,626

Net income per share, diluted	$0.75	$0.88	$0.79	$0.89	$0.53
Weighted average shares outstanding, diluted	6,998,118	6,977,674	6,960,020	6,969,223	6,894,532

SUMMARIZED FINANCIAL INFORMATION (UNAUDITED) (CONTINUED):	Three Months Ended
Noninterest Income Detail	September 30,	June 30,	March 31,	December 31,	September 30,
(In thousands)	2025	2025	2025	2024	2024
Service charges on deposit accounts	$582	$537	$541	$567	$552
ATM and interchange fees	698	648	632	665	642
Net unrealized gain (loss) on equity securities	(50)	15	47	78	28
Net gain on equity securities	-	-	-	403	-
Net gain on sales of loans, Small Business Administration	1,500	932	1,078	711	647
Net gain on sales of loans, home equity lines of credit	929	617	-	2,492	-
Mortgage banking income	79	96	104	78	6
Increase in cash surrender value of life insurance	404	358	380	361	363
Gain on life insurance	-	147	-	108	-
Commission income	197	184	255	210	294
Real estate lease income	16	132	122	121	122
Net gain (loss) on premises and equipment	-	-	-	45	(4)
Other income	304	854	401	264	192
Total noninterest income	$4,659	$4,520	$3,560	$6,103	$2,842

	Three Months Ended
	September 30,	June 30,	March 31,	December 31,	September 30,
Consolidated Performance Ratios (Annualized)	2025	2025	2025	2024	2024
Return on average assets	0.88%	1.02%	0.93%	1.02%	0.61%
Return on average equity	11.28%	13.66%	12.24%	14.07%	8.52%
Return on average common stockholders' equity	11.28%	13.66%	12.34%	14.07%	8.52%
Net interest margin (tax equivalent basis)	3.07%	2.99%	2.93%	2.75%	2.72%
Efficiency ratio	67.13%	64.45%	70.06%	69.29%	70.55%

	As of or for the Three Months Ended
	September 30,	June 30,	March 31,	December 31,	September 30,
Consolidated Asset Quality Ratios	2025	2025	2025	2024	2024
Nonperforming loans as a percentage of total loans	0.77%	0.79%	0.67%	0.87%	0.85%
Nonperforming assets as a percentage of total assets	0.66%	0.68%	0.55%	0.71%	0.71%
Allowance for credit losses as a percentage of total loans	1.06%	1.07%	1.08%	1.09%	1.07%
Allowance for credit losses as a percentage of nonperforming loans	138.73%	134.88%	161.04%	124.85%	125.69%
Net charge-offs to average outstanding loans	0.03%	0.02%	-0.01%	0.01%	0.02%

SUMMARIZED FINANCIAL INFORMATION (UNAUDITED) (CONTINUED):	Three Months Ended
Segmented Statements of Income Information	September 30,	June 30,	March 31,	December 31,	September 30,
(In thousands)	2025	2025	2025	2024	2024
Core Banking Segment:
Net interest income	$15,402	$15,086	$14,259	$13,756	$14,083
Provision (credit) for credit losses - loans	(481)	420	(540)	(745)	1,339
Provision (credit) for unfunded lending commitments	(51)	32	35	(75)	78
Credit for credit losses - securities	(1)	(1)	(1)	(7)	(86)
Total provision (credit) for credit losses	(533)	451	(506)	(827)	1,331
Net interest income after provision (credit) for credit losses	15,935	14,635	14,765	14,583	12,752
Noninterest income	2,941	3,340	2,242	5,253	2,042
Noninterest expense	12,240	11,366	11,486	12,574	10,400
Income before income taxes	6,636	6,609	5,521	7,262	4,394
Income tax expense	1,447	835	452	893	301
Net income	$5,189	$5,774	$5,069	$6,369	$4,093

SBA Lending Segment (Q2):
Net interest income	$1,728	$1,639	$1,732	$1,706	$994
Provision (credit) for credit losses - loans	864	(73)	183	255	469
Provision (credit) for unfunded lending commitments	257	45	88	121	(340)
Total provision (credit) for credit losses	1,121	(28)	271	376	129
Net interest income after provision (credit) for credit losses	607	1,667	1,461	1,330	865
Noninterest income	1,718	1,180	1,318	850	800
Noninterest expense	2,388	2,327	2,212	2,369	2,242
Income (loss) before income taxes	(63)	520	567	(189)	(577)
Income tax expense (benefit)	(145)	128	137	(45)	(156)
Net income (loss)	$82	$392	$430	$(144)	$(421)

SUMMARIZED FINANCIAL INFORMATION (UNAUDITED) (CONTINUED):	Three Months Ended
Segmented Statements of Income Information	September 30,	June 30,	March 31,	December 31,	September 30,
(In thousands, except percentage data)	2025	2025	2025	2024	2024
Net Income (Loss) Per Share by Segment
Net income per share, basic - Core Banking	$0.75	$0.84	$0.74	$0.93	$0.60
Net income (loss) per share, basic - SBA Lending (Q2)	0.01	0.06	0.06	(0.02)	(0.06)
Total net income per share, basic	$0.76	$0.90	$0.80	$0.91	$0.54

Net Income (Loss) Per Diluted Share by Segment
Net income per share, diluted - Core Banking	$0.75	$0.82	$0.73	$0.91	$0.60
Net income (loss) per share, diluted - SBA Lending (Q2)	0.01	0.06	0.06	(0.02)	(0.06)
Total net income per share, diluted	$0.76	$0.88	$0.79	$0.89	$0.53

Return on Average Assets by Segment (annualized)
Core Banking	0.90%	1.01%	0.90%	1.09%	0.71%
SBA Lending	0.30%	1.36%	1.58%	(0.55%)	(1.71%)

Efficiency Ratio by Segment (annualized)
Core Banking	66.73%	61.68%	69.61%	66.15%	64.50%
SBA Lending	69.30%	82.55%	72.52%	92.68%	124.97%

	Three Months Ended
Noninterest Expense Detail by Segment	September 30,	June 30,	March 31,	December 31,	September 30,
(In thousands)	2025	2025	2025	2024	2024
Core Banking Segment:
Compensation	$6,986	$6,470	$6,637	$7,245	$5,400
Occupancy	1,476	1,533	1,648	1,577	1,554
Advertising	479	437	429	338	399
Other	3,299	2,926	2,772	3,414	3,047
Total Noninterest Expense	$12,240	$11,366	$11,486	$12,574	$10,400

SBA Lending Segment (Q2):
Compensation	$1,853	$1,914	$1,892	$1,931	$1,854
Occupancy	53	92	50	59	55
Advertising	16	17	10	14	17
Other	466	304	260	365	316
Total Noninterest Expense	$2,388	$2,327	$2,212	$2,369	$2,242

SUMMARIZED FINANCIAL INFORMATION (UNAUDITED) (CONTINUED):	Three Months Ended
SBA Lending (Q2) Data	September 30,	June 30,	March 31,	December 31,	September 30,
(In thousands, except percentage data)	2025	2025	2025	2024	2024
Final funded loans guaranteed portion sold, SBA	$25,948	$18,019	$15,716	$10,785	$10,880

Gross gain on sales of loans, SBA	$2,443	$1,548	$1,508	$1,141	$1,029
Weighted average gross gain on sales of loans, SBA	9.41%	8.59%	9.60%	10.58%	9.46%

Net gain on sales of loans, SBA (2)	$1,500	$932	$1,078	$711	$647
Weighted average net gain on sales of loans, SBA	5.78%	5.17%	6.86%	6.59%	5.95%

(2) Inclusive of gains on servicing assets and net of commissions, referral fees, SBA repair fees and discounts on unguaranteed portions held-for-investment.

SUMMARIZED FINANCIAL INFORMATION (UNAUDITED) (CONTINUED):	Three Months Ended
Summarized Consolidated Average Balance Sheets	September 30,	June 30,	March 31,	December 31,	September 30,
(In thousands)	2025	2025	2025	2024	2024
Interest-earning assets
Average balances:
Interest-bearing deposits with banks	$14,385	$15,889	$11,851	$21,102	$16,841
Loans	1,978,946	1,992,567	1,946,338	2,010,082	1,988,997
Investment securities - taxable	107,698	104,169	102,744	101,960	99,834
Investment securities - nontaxable	162,070	162,017	161,579	160,929	158,917
FRB and FHLB stock	25,299	24,993	24,986	24,986	24,986
Total interest-earning assets	$2,288,398	$2,299,635	$2,247,498	$2,319,059	$2,289,575

Interest income (tax equivalent basis):
Interest-bearing deposits with banks	$175	$145	$168	$210	$209
Loans	29,263	29,214	27,998	29,617	29,450
Investment securities - taxable	1,000	947	921	914	910
Investment securities - nontaxable	1,732	1,733	1,719	1,715	1,685
FRB and FHLB stock	574	416	511	493	471
Total interest income (tax equivalent basis)	$32,744	$32,455	$31,317	$32,949	$32,725

Weighted average yield (tax equivalent basis, annualized):
Interest-bearing deposits with banks	4.87%	3.65%	5.67%	3.98%	4.96%
Loans	5.91%	5.86%	5.75%	5.89%	5.92%
Investment securities - taxable	3.71%	3.64%	3.59%	3.59%	3.65%
Investment securities - nontaxable	4.27%	4.28%	4.26%	4.26%	4.24%
FRB and FHLB stock	9.08%	6.66%	8.18%	7.89%	7.54%
Total interest-earning assets	5.72%	5.65%	5.57%	5.68%	5.72%

Interest-bearing liabilities
Interest-bearing deposits	$1,524,714	$1,537,248	$1,653,058	$1,671,156	$1,563,258
Federal Home Loan Bank borrowings	446,039	437,371	266,975	315,583	378,956
Subordinated debt and other borrowings	28,735	35,070	48,656	48,616	48,576
Total interest-bearing liabilities	$1,999,488	$2,009,689	$1,968,689	$2,035,355	$1,990,790

Interest expense:
Interest-bearing deposits	$10,504	$10,601	$12,069	$13,606	$12,825
Federal Home Loan Bank borrowings	4,291	4,149	2,001	2,617	3,521
Subordinated debt and other borrowings	365	489	762	764	800
Total interest expense	$15,160	$15,239	$14,832	$16,987	$17,146

Weighted average cost (annualized):
Interest-bearing deposits	2.76%	2.76%	2.92%	3.26%	3.28%
Federal Home Loan Bank borrowings	3.85%	3.79%	3.00%	3.32%	3.72%
Subordinated debt and other borrowings	5.08%	5.58%	6.26%	6.29%	6.59%
Total interest-bearing liabilities	3.03%	3.03%	3.01%	3.34%	3.45%

Net interest income (taxable equivalent basis)	$17,584	$17,216	$16,485	$15,962	$15,579
Less: taxable equivalent adjustment	(454)	(491)	(494)	(500)	(502)
Net interest income	$17,130	$16,725	$15,991	$15,462	$15,077

Interest rate spread (tax equivalent basis, annualized)	2.69%	2.62%	2.56%	2.34%	2.27%

Net interest margin (tax equivalent basis, annualized)	3.07%	2.99%	2.93%	2.75%	2.72%